John H. Lively 4801 Main Street, Suite 1000 Kansas City, MO 64112 (816) 983-8177 fax: (816) 983-8080 jlively@blackwellsanders.com

November 5, 2009

Ms. Linda Stirling U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Valued Advisers Trust (the “Trust”)

TEAM Asset Strategy Fund (the “Fund”)

SEC File Numbers: 333-151672 and 811-22208

Dear Ms. Stirling:

On September 24, 2009, the Trust filed with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 11 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended and Amendment No. 12 under the Investment Company Act of 1940, as amended (the “1940 Act”). On October 27, 2009, you provided me with comments on the Amendment. This letter responds to your comments. We have summarized your comments in this letter for your reference and provided the Trust’s response below each comment. Please note that changes to disclosures in the Registration Statement as discussed in this letter will be made in Post-Effective Amendment No. 13 (“Amendment No. 13).

Risk/Return Summary – Investment Objective, page 1

1.	Comment: In the “Investment Objective” section of the prospectus, please include a disclosure that the Fund’s high total investment return will be comprised of capital appreciation and income.
Response:	The Trust has added the disclosure to the “Investment Objective” section of the prospectus.

Risk/Return Summary – Principal Risks of Investing in the Fund, page 3

2.	Comment:	Please clarify whether volatility risk applies to derivatives and commodities.

Response:       Volatility risk does apply to derivatives and commodities. The Trust has revised the Fund's prospectus accordingly.

Fees and Expenses of Investing in the Fund, Page 9

3.	Comment: Please clarify footnote three to the Fees and Expenses table to indicate that the Fund’s intention with respect to its 12b-1 Plan may change.

Response:       The Trust has revised footnote three as follows “The Fund has adopted a Rule 12b-1 Plan that allows the Fund to pay an annual fee of 0.25% of its average net assets to financial institutions that provide distribution services and/or shareholder servicing. ~~The Fund does not currently intend to~~ While the Fund has adopted a Rule 12b-1 Plan, it is the intention of the Board of Trustees of the Trust to not activate the Plan prior to February 28, 2011. If the Trustees’ intentions change on this matter, the Fund will amend or supplement the Prospectus.”

November 5, 2009 page 2

4.	Comment:	Please confirm the accuracy of the three-year example on page 10 of the prospectus.
Response:	The Trust has revised the one-year and three-year example on page 10 of the prospectus.

Appendix – Advisor’s Prior Performance, Page 21

5.	Comment:	Please clarify that the composite performance is net performance.

Response:       The Trust hereby confirms that the composite performance is net performance (i.e., after the deduction of fees), and has clarified this point in the prospectus.

* * *
The Fund acknowledges that
•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We look forward to hearing from you soon to discuss any comments you may have respecting this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

JHL

November 5, 2009 page 3

cc:	John Swhear, Unified Fund Services, Inc.

Carol Highsmith, Unified Fund Services, Inc.

James Dailey, TEAM Financial Asset Management, LLC